Exhibit 99.1

ATA Creativity Global Reports 2021 Fourth Quarter and Year-end Financial Results

Conference Call on Thursday, March 17, 2022, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, March 17, 2022 (NY)/ March 18, 2022 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter and year ended December 31, 2021 (“Fourth Quarter 2021” and “Fiscal Year 2021”, respectively).

Fiscal Year 2021 and Fourth Quarter 2021 Highlights

•	Fiscal Year 2021 net revenues increased 24.7% to RMB202.2 million (US$31.7 million), from RMB162.2 million in the prior year
•	Fiscal Year 2021 net loss attributable to ACG improved to RMB33.6 million (US$5.3 million), compared to RMB92.2 million in the prior year
•

During Fourth Quarter 2021, student enrollment was 1,052, compared to 1,122 in the prior-year period. Of these students, 569 were enrolled in ACG’s portfolio training programs. Approximately 53,538 credit hours were delivered during Fourth Quarter 2021, compared to 45,434 in the prior-year period

•

Fourth Quarter 2021 net revenues increased 19.3% to RMB72.6 million (US$11.4 million), from RMB60.8 million in the prior-year period, primarily driven by revenue growth from portfolio training services

•	Fourth Quarter 2021 net loss attributable to ACG improved to RMB2.5 million (US$0.4 million), compared to RMB24.8 million in the prior-year period
•	RMB71.3 million (US$11.2 million) in cash and cash equivalents as of December 31, 2021

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “We were pleased to have achieved 24.7% growth on the top line in Fiscal Year 2021, significantly reducing losses compared to the prior year. During the year, we observed a gradual increase in portfolio training credit hours delivered, as well as notable enrollment growth in other programs such as research-based learning, as the public health situation in China and many parts of the world improved with the introduction of vaccines in the first half of 2021. The increase in services delivered to portfolio training students, combined with our efforts to transition students to project-based programs from time-based programs, and the positive response to our new research-based learning offerings, among others, have yielded our solid Fiscal Year 2021 results.”

Mr. Ma continued, “In the second half of the year, we began to see competition increase in the creative arts education industry in China. Despite these headwinds, ACG believes that it is differentiated by its strong track record of positive outcomes for students and widespread recognition within the industry by peers and customers. In December 2021, we were named a 2021 Influential International Education Brand at the 2021 Echo China Tencent Education Summit, as well as one of the Most Trusted Creative Arts Brand by Parents at the 2021 “Sound Through China” Education Annual Summit. ACG takes pride in the superior education we provide to our students, as well as the ongoing support we offer throughout the process of developing a high-quality portfolio and applying for overseas art colleges. This has resulted in a number of our students receiving offers of admission and scholarships from top-tier art institutions in the U.S., U.K. and other countries. We look forward to continuing to serve more and more students as they pursue creative arts education and other experiential learning opportunities.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “With some of the effects of the pandemic continuing to linger throughout 2021, we developed additional programs with our students’ and teachers’ health in mind. We continued to invest in our research-based learning offerings and are exploring ways in which we can better serve both existing and potential students with different needs. For example, in September 2021, we opened the ACG International Arts Foundation Program Center, which provides one-year accredited full-time international arts and relevant introductory curriculum required for students that wish to apply for overseas undergraduate art programs. Working with Beijing Shuren-Ribet Private School, we also opened the Shuren-ACG Arts Center, which provides course offerings in domestic high school academic subjects and creative arts to private high school students. Both of these learning centers pave the way for ACG to serve high school students who may not otherwise have the opportunity to pursue study abroad experiences at overseas art colleges. We are optimistic about the opportunities ahead of us in 2022 and look forward to maintaining our leading position in creative arts education as we continue to drive positive outcomes for all our students.”

Operating Review

Enrollment Update

ACG student enrollment for Fourth Quarter 2021 was 1,052, of which 569 were enrolled in its portfolio training programs, which consist of time-based programs and project-based programs.

A total of 53,538 credit hours were delivered for portfolio training programs during Fourth Quarter 2021, of which 29,949 credit hours were delivered for time-based programs and 23,589 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Fourth Quarter 2021, compared to those for the prior-year period:

	Fourth Quarter Ended Dec. 31, 2021	Fourth Quarter Ended Dec. 31, 2020	% Change
	No. of Credit Hours	No. of Credit Hours

Time-based Program	29,949	25,165	19.0%
Project-based Program	23,589	20,269	16.4%
Total	53,538	45,434	17.8%

During Fourth Quarter 2021, 483 students were enrolled in ACG’s other programs, which consists of overseas study counselling, research-based learning and foreign language training services enrollments as well as enrollments for other educational services.

Fourth Quarter 2021 Financial Review - GAAP Results

ACG’s total net revenues for Fourth Quarter 2021 increased 19.3% to RMB72.6 million (US$11.4 million), from RMB60.8 million in the prior-year period, driven primarily by increased contributions from portfolio training services. Revenues from portfolio training programs were RMB54.2 million, or 74.7% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learnings services and other educational services were RMB18.4 million, or 25.3% of total net revenues during the period.

Gross profit for Fourth Quarter 2021 increased 54.3% to RMB45.5 million (US$7.1 million), from RMB29.5 million in the prior-year period. Gross margin improved to 62.8% during the period, compared to 48.5% in the prior-year period.

Total operating expenses for Fourth Quarter 2021 were RMB42.7 million (US$6.7 million), compared to RMB55.4 million in the prior-year period. The decrease was primarily due to an RMB3.1 million decrease in impairment loss for intangible assets and other non-current assets and RMB5.9 million decrease in provision for receivables recorded in the prior-year period, as well as an RMB6.2 million decrease in G&A expenses.

Income from operations for Fourth Quarter 2021 was RMB2.9 million (US$0.5 million), compared to loss from operations of RMB26.0 million in the prior-year period.

Net loss attributable to ACG for Fourth Quarter 2021 improved to RMB2.5 million (US$0.4 million), from RMB24.8 million in the prior-year period.

For Fourth Quarter 2021, basic and diluted losses per common share attributable to ACG were both RMB0.04 (US$0.01), compared to RMB0.43 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB0.08 (US$0.02), compared to RMB0.86 in the prior-year period.

Year-end 2021 Financial Review - GAAP Results

ACG’s total net revenues for Fiscal Year 2021 increased 24.7% to RMB202.2 million (US$31.7 million), from RMB162.2 million in the prior year. This increase was driven primarily by growth in portfolio training as well as research-based learning services. Revenues from portfolio training programs were RMB151.4 million, or 74.9% of total net revenues, during the period. Revenues from research-based learning services, overseas study counselling services and other educational services were RMB50.8 million, or 25.1% of total net revenues, during the period.

Gross profit for Fiscal Year 2021 was RMB104.8 million (US$16.4 million), compared to RMB63.6 million in the prior year. Gross margin was 51.8% during the period, compared to 39.2% in the prior year.

Total operating expenses for Fiscal Year 2021 were RMB171.2 million (US$26.9 million), compared to RMB171.5 million in the prior year. The decrease was primarily a result of the aforementioned RMB3.1 million impairment loss for intangible assets and other non-current assets and RMB5.9 million provision for receivables recorded in the prior-year period, as well as an RMB6.8 million decrease in G&A expenses, which were partially offset by an RMB12.6 million increase in selling expenses mainly related to an RMB6.4 million increase in labor costs due to additional headcount and an RMB6.2 million increase in marketing promotion expenses incurred as a response to increased market competition, as well as an RMB3.0 million increase in research and development expenses related to our new sales management system and IT platform developments.

Loss from operations for Fiscal Year 2021 improved to RMB66.4 million (US$10.4 million), compared to RMB107.5 million in the prior year.

Net loss attributable to ACG for Fiscal Year 2021 improved to RMB33.6 million (US$5.3 million), from RMB92.2 million in the prior year. This improvement was primarily driven by a RMB33.5 million investment gain from the disposal of ACG’s K-12 education assessment business during the second quarter of 2021 and an RMB41.1 million improvement in loss from operations.

For Fiscal Year 2021, basic and diluted losses per common share attributable to ACG were both RMB0.57 (US$0.09), compared to RMB1.57 for the prior year. Basic and diluted losses per ADS attributable to ACG were both RMB1.14 (US$0.18), compared to RMB3.14 in the prior year.

Non-GAAP Measures

Adjusted net loss attributable to ACG for Fiscal Year 2021, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), was RMB32.4 million (US$5.1 million), compared to adjusted net loss of RMB89.4 million in the prior year.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2021, were RMB0.55 (US$0.09). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2021 were RMB1.10 (US$0.18).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Fourth Quarter 2021 and Fiscal Year 2021 were both 31.4 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of December 31, 2021, ACG’s cash and cash equivalents were RMB71.3 million (US$11.2 million), working capital deficit was RMB192.6 million (US$30.2 million), and total shareholders’ equity was RMB190.9 million (US$30.0 million); compared to cash and cash equivalents of RMB112.7 million, working capital deficit of RMB153.9 million, and total shareholders’ equity of RMB199.2 million, respectively, as of December 31, 2020.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9 p.m. Eastern Time on Thursday, March 17, 2022 (9 a.m. Beijing time on Friday, March 18, 2022), during which management will discuss the results of the quarter and year ended December 31, 2021.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at: https://themediaframe.com/mediaframe/webcast.html?webcastid=LtMBlc67

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s ability to operate efficiently and maintain continued financial strength under unusual circumstances; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; market demand for, and market acceptance and competitiveness of ACG’s portfolio training programs and other education services; the impact of the COVID-19 pandemic on ACG and its operations; and ACG’s plan and anticipated benefits of the measures implemented in response to the COVID-19 pandemic.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to integrate the acquired business, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the COVID-19 pandemic and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2020, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2020.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and year ended December 31, 2021, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.3726 to US$1.00, the noon buying rate as of December 31, 2021, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@acgedu.cn	csohn@equityny.com

Alice Zhang, Investor Relations Analyst
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	112,723,433	71,339,361	11,194,702
Accounts receivable, net	2,245,194	938,189	147,222
Prepaid expenses and other current assets	5,970,973	3,129,600	491,103
Total current assets	120,939,600	75,407,150	11,833,027

Long-term investments	44,000,000	38,000,000	5,963,029
Goodwill	194,754,963	194,754,963	30,561,304
Property and equipment, net	38,119,216	36,503,984	5,728,272
Intangible assets, net	110,586,111	93,352,778	14,649,088
Right-of-use assets	41,779,086	42,417,409	6,656,217
Deferred income tax assets	2,491,792	—	—
Other non-current assets	22,950,264	26,739,026	4,195,937
Total assets	575,621,032	507,175,310	79,586,874

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	47,020,182	48,174,095	7,559,567
Short-term loans	6,801,000	—	—
Payable for business acquisition	4,642,082	—	—
Lease liabilities-current	16,972,187	17,351,427	2,722,818
Deferred revenues	199,448,112	202,453,092	31,769,308
Total current liabilities	274,883,563	267,978,614	42,051,693

Lease liabilities-non-current	24,005,765	23,365,840	3,666,610
Deferred income tax liabilities	28,985,472	24,931,322	3,912,268
Total liabilities	327,874,800	316,275,776	49,630,571

Mezzanine equity-redeemable non-controlling interests	48,498,368	—	—

Shareholders’ equity:
Common shares	4,716,675	4,720,147	740,694
Treasury shares	(11,625,924)	(9,818,754)	(1,540,777)
Additional paid-in capital	541,272,503	540,583,564	84,829,358
Accumulated other comprehensive loss	(37,424,722)	(37,559,847)	(5,893,960)
Accumulated deficit	(298,533,669)	(310,156,018)	(48,670,247)
Total shareholders’ equity attributable to ACG	198,404,863	187,769,092	29,465,068
Non-redeemable non-controlling interests	843,001	3,130,442	491,235
Total shareholders’ equity	199,247,864	190,899,534	29,956,303
Commitments and contingencies	—	—	—
Total liabilities, mezzanine equity and shareholders’ equity	575,621,032	507,175,310	79,586,874

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three-month Period Ended
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	60,847,715	72,561,478	11,386,479
Cost of revenues	31,336,861	27,028,851	4,241,417
Gross profit	29,510,854	45,532,627	7,145,062

Operating expenses:
Research and development	2,457,651	3,064,765	480,929
Sales and marketing	17,627,511	19,537,325	3,065,833
General and administrative	26,255,189	20,066,644	3,148,894
Impairment loss of intangible assets and other non-current assets	3,120,425	—	—
Provision for loan receivable and other receivables	5,904,305	—	—
Total operating expenses	55,365,081	42,668,734	6,695,656
Other operating income (expense), net	(141,731)	4,771	749
Income (loss) from operations	(25,995,958)	2,868,664	450,155
Other income (expense):
Investment gain	11,678	—	—
Impairment loss from investments	(150,000)	—	—
Interest income, net of interest expenses	287,167	243,199	38,164
Foreign currency exchange loss, net	(926,083)	(71,914)	(11,285)
Income (loss) before income taxes	(26,773,196)	3,039,949	477,034
Income tax expense	463,485	6,437,421	1,010,172
Net loss	(27,236,681)	(3,397,472)	(533,138)
Net loss attributable to redeemable non-controlling interests	(967,178)	—	—
Net loss attributable to non-redeemable non-controlling interests	(1,460,152)	(847,475)	(132,987)
Net loss attributable to ACG	(24,809,351)	(2,549,997)	(400,151)

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(650,184)	(129,107)	(20,260)
Comprehensive loss attributable to ACG	(25,459,535)	(2,679,104)	(420,411)

Basic and diluted losses per common share attributable to ACG	(0.43)	(0.04)	(0.01)
Basic and diluted losses per ADS attributable to ACG	(0.86)	(0.08)	(0.02)

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	162,167,547	202,209,465	31,731,078
Cost of revenues	98,521,027	97,413,915	15,286,369
Gross profit	63,646,520	104,795,550	16,444,709

Operating expenses:
Research and development	8,832,488	11,801,545	1,851,920
Sales and marketing	53,500,051	66,149,460	10,380,294
General and administrative	100,097,849	93,256,046	14,633,909
Impairment loss of intangible assets and other non-current assets	3,120,425	—	—
Provision for loan receivable and other receivables	5,904,305	—	—
Total operating expenses	171,455,118	171,207,051	26,866,123
Other operating income, net	330,224	22,018	3,455
Loss from operations	(107,478,374)	(66,389,483)	(10,417,959)
Other income (expense):
Investment income (loss)	(1,767,800)	33,542,154	5,263,496
Impairment loss from investments	(1,726,391)	(6,000,000)	(941,531)
Interest income, net of interest expenses	1,171,837	1,110,681	174,290
Foreign currency exchange loss, net	(1,052,856)	(213,046)	(33,432)
Loss before income taxes	(110,853,584)	(37,949,694)	(5,955,136)
Income tax benefit	(10,268,836)	(1,539,577)	(241,593)
Net loss	(100,584,748)	(36,410,117)	(5,713,543)
Net loss attributable to redeemable non-controlling interests	(2,582,632)	(714,121)	(112,061)
Net loss attributable to non-redeemable non-controlling interests	(5,804,084)	(2,046,403)	(321,125)
Net loss attributable to ACG	(92,198,032)	(33,649,593)	(5,280,357)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	53,445	(135,125)	(21,204)
Comprehensive loss attributable to ACG	(92,144,587)	(33,784,718)	(5,301,561)

Basic and diluted losses per common share attributable to ACG	(1.57)	(0.57)	(0.09)
Basic and diluted losses per ADS attributable to ACG	(3.14)	(1.14)	(0.18)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2020	2021
	RMB	RMB	RMB	RMB
GAAP net loss attributable to ACG	(24,809,351)	(2,549,997)	(92,198,032)	(33,649,593)
Share-based compensation expenses	392,483	242,524	1,776,783	1,039,972
Foreign currency exchange loss, net	926,083	71,914	1,052,856	213,046
Non-GAAP adjusted net loss attributable to ACG	(23,490,785)	(2,235,559)	(89,368,393)	(32,396,575)

GAAP losses per common share attributable to ACG
Basic and diluted	(0.43)	(0.04)	(1.57)	(0.57)

Non-GAAP adjusted losses per common share attributable to ACG
Basic and diluted	(0.40)	(0.04)	(1.52)	(0.55)